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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Rule 14d-100)
Tender Offer Statement Under Section 14(d)(1)
or Section 13(e)(1) of the Securities Exchange Act of 1934

HOTJOBS.COM, LTD.
(Name of Subject Company (Issuer))

HJ ACQUISITION CORP.,
a wholly-owned subsidiary of Yahoo! Inc.
and
 YAHOO! INC.
(Name of Filing Persons (Offeror))

COMMON STOCK, PAR VALUE $0.01 PER SHARE
(Title of Class of Securities)

441474103
(Cusip Number of Class of Securities)

Susan L. Decker
Senior Vice President, Finance and Administration, and Chief Financial Officer
Yahoo! Inc.
701 First Avenue
Sunnyvale, CA 94089
408-349-3300
(Name, address and telephone number of
person authorized to receive notices
and communications on behalf of filing persons)

With Copies to:

Michael J. Callahan Deputy General Counsel Yahoo! Inc. 701 First Avenue Sunnyvale, California 94089 (408) 349-3300	Kenton J. King, Esq. Skadden, Arps, Slate, Meagher & Flom LLP 525 University Avenue, Suite 1100 Palo Alto, California 94301 (650) 470-4500

CALCULATION OF FILING FEE

Transaction Valuation*:	$442,029,184	Amount of Filing Fee:	$88,406
*
Estimated for purposes of calculating the amount of the filing fee only based on the product of (a) $10.37, the average of the high and low sales price per share of the common stock, par value $0.01 per share, of HotJobs.com, Ltd. on the Nasdaq National Market on January 7, and (b) 42,625,765, the maximum number of shares of HotJobs.com common stock estimated to be received by Yahoo! Inc. or cancelled pursuant to the Offer and subsequent Merger (each as defined below). The amount of the filing fee calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50 of 1% of the transaction value.

/x/
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount previously paid:	$52,161	Form or registration no.:	Form S-4
Filing Party:	HJ Acquisition Corp. and Yahoo! Inc.	Date Filed:	January 11, 2002

/ / Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

    /x/ third-party tender offer subject to Rule 14d-1.

    / / issuer tender offer subject to Rule 13e-4.

    / / going-private transaction subject to Rule 13e-3.

    / / amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: / /

    This Tender Offer Statement on Schedule TO relates to an offer by HJ Acquisition Corp., a Delaware Corporation ("HJ") and wholly-owned subsidiary of Yahoo! Inc., a Delaware corporation ("Yahoo!"), to exchange all outstanding shares of common stock, par value $0.01 per share, of HotJobs.com, Ltd., a Delaware corporation ("HotJobs.com"), for cash and shares of common stock, par value $0.001 per share, of Yahoo! ("Yahoo! Common Stock"), based on the exchange ratio described in the Preliminary Prospectus/Offer to Purchase referenced below (the "Offer").

    The Offer is made pursuant to an Agreement and Plan of Merger, dated as of December 27, 2001 among Yahoo!, HJ and HotJobs.com, which contemplates the Offer and the merger of HotJobs.com into HJ (or another subsidiary of Yahoo!), or, under circumstances described in the Preliminary Prospectus/Offer to Purchase referenced below, the merger of HJ (or another subsidiary of Yahoo!) into HotJobs.com (the "Merger"). HJ and Yahoo! have filed a registration statement with the Securities and Exchange Commission on Form S-4 relating to the shares of Yahoo! Common Stock to be issued to stockholders of HotJobs.com in the Offer and the Merger (the "Registration Statement"). The terms and conditions of the Offer and the Merger (as may from time to time be amended, supplemented or finalized) are described in the Preliminary Prospectus/Offer to Purchase which is a part of the Registration Statement (the "Preliminary Prospectus/Offer to Purchase"), and the related Letter of Transmittal, which are Exhibits (a)(1) and (a)(2) hereto.

    All of the information in the Preliminary Prospectus/Offer to Purchase and the related Letter of Transmittal, and any prospectus supplement or other amendment thereto related to the Offer hereafter filed with the Securities and Exchange Commission by Yahoo! and HJ, is hereby incorporated by reference in answer to Items 2 through 11 of this Schedule TO.

ITEM 1. SUMMARY TERM SHEET.

    The information set forth in the sections of the Preliminary Prospectus/Offer to Purchase, incorporated herein by reference as Exhibit (a)(1), entitled "Introduction" and "Questions and Answers" is incorporated herein by reference.

ITEM 2. SUBJECT COMPANY INFORMATION.

    (a) The name of the subject company is HotJobs.com, Ltd., a Delaware corporation, and the principal executive offices are located at 406 West 31st Street, 9th Floor, New York, New York 10001. Its telephone number at such offices is (212) 699-5300.

    (b) The information set forth in the section of the Preliminary Prospectus/Offer to Purchase entitled "Introduction" is incorporated herein by reference.

    (c) The information concerning the principal market in which the Shares are traded and certain high and low sales prices for the Shares in such principal market is set forth in the section of the Preliminary Prospectus/Offer to Purchase entitled "Comparative Stock Prices and Dividends" and is incorporated herein by reference.

ITEM 3. IDENTITY AND BACKGROUND OF THE FILING PERSON.

    (a),(b), (c)  The information set forth in the sections of the Preliminary Prospectus/Offer to Purchase entitled "Introduction," "Information About Yahoo! and HJ Acquisition Corp." and Schedule I to the Preliminary Prospectus/Offer to Purchase is incorporated herein by reference. During the last five years, Yahoo! and HJ have not, and, to the best knowledge of Yahoo!, none of the directors or executive officers of Yahoo! or HJ have, been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 4. TERMS OF THE TRANSACTION.

    (a)(1)(i)-(viii), (x)-(xii)  The information set forth in the sections of the Preliminary Prospectus/Offer to Purchase entitled "Introduction," "Questions and Answers," "The Offer," "The Merger Agreement and the Stockholder Agreement," "Comparison of Stockholder Rights" and "Accounting Treatment" is incorporated herein by reference.

    (a)(1)(ix)  Not applicable.

    (a)(2)(i)-(vii)  The information set forth in the sections of the Preliminary Prospectus/Offer to Purchase entitled "Introduction," "Questions and Answers," "Reasons for the Offer," "Background of the Offer," "The Offer," "The Merger Agreement and the Stockholder Agreement," "Comparison of Stockholder Rights" and "Accounting Treatment" is incorporated herein by reference.

ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

    (a) The information set forth in the section of the Preliminary Prospectus/Offer to Purchase entitled "The Offer—Relationships with HotJobs.com" is incorporated herein by reference.

    (b) The information set forth in the sections of the Preliminary Prospectus/Offer to Purchase entitled "Background of the Offer" and "The Offer—Relationships with HotJobs.com" is incorporated herein by reference.

ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

    (a), (c)(1), (c)(3)-(7)  The information set forth in the sections of the Preliminary Prospectus/Offer to Purchase entitled "Questions and Answers," "Comparative Stock Prices and Dividends," "Reasons for the Offer," "Background of the Offer," "The Offer" and "The Merger Agreement and the Stockholder Agreement" is incorporated herein by reference.

    (c)(2) Not applicable.

ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

    (a),(b), (d)  The information set forth in the section of the Preliminary Prospectus/Offer to Purchase entitled "Source and Amount of Funds" is incorporated herein by reference.

ITEM 8. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

    Other than the interests disclosed in the information set forth in the sections of the Preliminary Prospectus/Offer to Purchase entitled "Information About Yahoo! and HJ Acquisition Corp.," "The Merger Agreement and the Stockholder Agreement," and Schedule I to the Preliminary Prospectus/Offer to Purchase, which are incorporated herein by reference, none of Yahoo!, its subsidiaries (including HJ) or any of their officers and directors owns or has any interest in any Shares, nor have they engaged in any transactions with respect to the Shares in the past 60 days.

ITEM 9. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

    The information set forth in the sections of the Preliminary Prospectus/Offer to Purchase entitled "Questions and Answers" and "The Offer—Fees and Expenses" is incorporated herein by reference.

ITEM 10. FINANCIAL STATEMENTS.

    (a) The information set forth in the section of the Preliminary Prospectus/Offer to Purchase entitled "Selected Historical and Selected Unaudited Pro Forma Combined Financial Data" and the financial statements in Yahoo!'s Quarterly Report on Form 10-Q for the quarter ended September 30, 2001 and Yahoo!'s Annual Report on Form 10-K for the year ended December 31, 2000 are incorporated herein by reference. Copies of such reports should be available for inspection at the public reference facilities of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the regional offices of the SEC located at 233 Broadway, New York, NY 10279 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, IL 60661. Copies of such information should be obtainable by mail, upon payment of the SEC's customary charges, by writing to the SEC's principal office at 450 Fifth Street, N.W., Washington, D.C. 20549. The SEC also maintains a website at http://www.sec.gov that contains reports, proxy statements and other information relating to Yahoo! that have been filed via the EDGAR System.

    (b) The information set forth in the section of the Preliminary Prospectus/Offer to Purchase entitled "Unaudited Pro Forma Combined Condensed Financial Statements" is incorporated herein by reference.

ITEM 11. ADDITIONAL INFORMATION.

    The information set forth in the sections of the Preliminary Prospectus/Offer to Purchase entitled "The Offer" and "The Merger Agreement and the Stockholder Agreement" is incorporated herein by reference.

ITEM 12. EXHIBITS.

(a)(1)	Preliminary Prospectus/Offer to Purchase relating to shares of Yahoo! Common Stock to be issued in the Offer and the Merger (incorporated by reference from Yahoo!'s Registration Statement on Form S-4, filed on January 11, 2002).
(a)(2)	Form of Letter of Transmittal (incorporated by reference from Exhibit 99.2 to Yahoo!'s Registration Statement on Form S-4, filed on January 11, 2002).
(a)(3)	Form of Notice of Guaranteed Delivery (incorporated by reference from Exhibit 99.3 to Yahoo!'s Registration Statement on Form S-4, filed on January 11, 2002).
(a)(4)	Form of Letter to Brokers, Dealers (incorporated by reference from Exhibit 99.4 to Yahoo!'s Registration Statement on Form S-4, filed on January 11, 2002).
(a)(5)	Form of Letter to Clients (incorporated by reference from Exhibit 99.5 to Yahoo!'s Registration Statement on Form S-4, filed on January 11, 2002).
(a)(6)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9 (incorporated by reference from Exhibit 99.6 to Yahoo!'s Registration Statement on Form S-4, filed on January 11, 2002).
(d)(1)	Agreement and Plan of Merger, dated as of December 27, 2001 among Yahoo!, HJ and HotJobs.com (incorporated by reference from Exhibit 2.1 of the Current Report on Form 8-K filed by Yahoo! on December 27, 2001).
(d)(2)	Stockholder Agreement, dated as of December 27, 2001 among Yahoo!, HJ and HotJobs.com (incorporated by reference from Exhibit 2 of the Schedule 13D filed by Yahoo! on January 4, 2002).
(h)(1)	Form of Opinion of Skadden, Arps, Slate, Meagher & Flom LLP regarding material federal income tax consequences of the exchange offer and merger (incorporated by reference from Exhibit 8.1 to the Yahoo! Inc. Registration Statement on Form S-4, filed on January 11, 2001).

ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.

    Not applicable.

SIGNATURE

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

YAHOO! INC.
By:	/s/ TERRY SEMEL Name: Terry Semel Title: Chairman and Chief Executive Officer
HJ ACQUISITION CORP.
By:	/s/ TERRY SEMEL Name: Terry Semel Title: Chief Executive Officer

Date: January 11, 2002

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION
(a)(1)	Preliminary Prospectus/Offer to Purchase relating to shares of Yahoo! Common Stock to be issued in the Offer and the Merger (incorporated by reference from Yahoo!'s Registration Statement on Form S-4, filed on January 11, 2002).
(a)(2)	Form of Letter of Transmittal (incorporated by reference from Exhibit 99.2 to Yahoo!'s Registration Statement on Form S-4, filed on January 11, 2002).
(a)(3)	Form of Notice of Guaranteed Delivery (incorporated by reference from Exhibit 99.3 to Yahoo!'s Registration Statement on Form S-4, filed on January 11, 2002).
(a)(4)	Form of Letter to Brokers, Dealers (incorporated by reference from Exhibit 99.4 to Yahoo!'s Registration Statement on Form S-4, filed on January 11, 2002).
(a)(5)	Form of Letter to Clients (incorporated by reference from Exhibit 99.5 to Yahoo!'s Registration Statement on Form S-4, filed on January 11, 2002).
(a)(6)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9 (incorporated by reference from Exhibit 99.6 to Yahoo!'s Registration Statement on Form S-4, filed on January 11, 2002).
(d)(1)	Agreement and Plan of Merger, dated as of December 27, 2001 among Yahoo!, HJ and HotJobs.com (incorporated by reference from Exhibit 2.1 of the Current Report on Form 8-K filed by Yahoo! on December 27, 2001).
(d)(2)	Stockholder Agreement, dated as of December 27, 2001 among Yahoo!, HJ and HotJobs.com (incorporated by reference from Exhibit 2 of the Schedule 13D filed by Yahoo! on January 4, 2002).
(h)(1)	Form of Opinion of Skadden, Arps, Slate, Meagher & Flom LLP regarding material federal income tax consequences of the exchange offer and merger (incorporated by reference from Exhibit 8.1 to the Yahoo! Inc. Registration Statement on Form S-4, filed on January 11, 2001).

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  ITEM 1. SUMMARY TERM SHEET.
  ITEM 2. SUBJECT COMPANY INFORMATION.
  ITEM 3. IDENTITY AND BACKGROUND OF THE FILING PERSON.
  ITEM 4. TERMS OF THE TRANSACTION.
  ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.
  ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.
  ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
  ITEM 8. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.
  ITEM 9. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.
  ITEM 10. FINANCIAL STATEMENTS.
  ITEM 11. ADDITIONAL INFORMATION.
  ITEM 12. EXHIBITS.
  ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.
SIGNATURE
EXHIBIT INDEX